Mail Stop 3561

September 7, 2006

Michael Lee, President
Zipglobal Holdings, Inc.
420 Washington Street, Unit LL-6
Braintree, MA 02184

> **Re:** **Zipglobal Holdings Corporation**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed August 31, 2006**
> **File No. 333-135134**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary Financial Information, page 6

1. Please revise the column headings of your balance sheet data on page 6 to indicate that the balances are as of the specified date, not for the related quarterly or annual period.

Directors, Executive Officers, Promoters and Control Persons, page 19

2. We have reviewed your response to comment 7 in our letter dated August 14, 2006. Please note that historical financial statements should reflect reasonable compensation levels. Where charges were not made, historical statements should be revised to reflect the value of services rendered as capital contributions. See SAB Topic 5:T. Please quantify for us the fair value of services provided by your directors and officers at no charge and, if material, restate your financial statements to include these applicable expenses.

Results of Operations, page 36

3. We have reviewed your response to comment 10 in our letter dated August 14, 2006. Please tell us the nature of the 2005 expenses that were reclassified from general and administrative expenses to cost of sales and the reasons for the reclassification.

Stock-Based Compensation, page 39

4. We have reviewed your response to comment 14 in our letter dated August 14, 2006 and note your disclosure on page 39 that indicates you are utilizing certain assumptions within your Black Scholes valuation model. Please revise your disclosure to clarify which issuances of stock-based compensation were subject to these assumptions. Please also clarify that these assumptions would likely be different for future issuances of stock-based compensation.

Notes to Financial Statements

Reverse Merger, page F-7

5. We have reviewed your response to comment 17 in our letter dated August 14, 2006. Please remove the Beasley Holdings, Inc. balances prior to the reverse merger from your statements of consolidated stockholders' equity.

Revenue Recognition, page F-9

6. We have reviewed your response to comment 18 in our letter dated August 14, 2006 and continue to believe that your gross reporting of resell revenues may be inappropriate. It appears that your suppliers may be the primary obligors in these arrangements and that your role may be more akin to an intermediary between the providers and end customers rather than as a principal. In this regard, we note that the minutes are "sold immediately" and that profit margins are not significant. These factors appear to support our view of your role as an intermediary in these transactions. Please provide us with evidence that you, and not the telecommunications providers, are the primary obligor in these arrangements. If, after reevaluation, you continue to believe that you are the primary obligor, please be advised that we believe your policy of recognizing revenues up-front rather than over the period of usage by the end customers is inappropriate.

Note G – Income Tax Provision, page F-12

7. We have reviewed your response to comment 20 in our letter dated August 14, 2006. As previously requested, please tell us and disclose why you have not recognized any federal or state income tax provision or benefit. In addition, it appears that your tax table on page F-13 is incomplete and inappropriately uses the international statutory rate instead of the domestic federal statutory tax rate. Please revise the table accordingly.

Note K – Subsequent Event, page F-13

8. We note that you granted stock options to consultants and employees on June 19, 2006. Based on your disclosures, it appears you accounted for the equity instruments issued to nonemployees based on the fair value of the equity instruments. Please tell us and disclose the dates you use to measure the fair value of your equity instrument issuances to nonemployees and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with EITF 96-18 and/or other applicable accounting guidance. Please also tell us the amount of compensation expense recognized in the quarterly period ended June 30, 2006. Please segregate this amount between the employee-related and nonemployee-related portions of the expense. Please also ensure you provide the disclosures required by paragraph A240 of SFAS 123(R), including the weighted-average grant-date fair value of stock options issued and total compensation costs related to nonvested awards not yet recognized and the weighted-average period over which that amount is expected to be recognized.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Virginia K. Sourlis, Esq.
        FAX (732) 530-9008